CORPORATION

RECEIVED

2007 NOV 30 A 5:24

November 20, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

[redacted]

07028381

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 106/2007 and SH 107/2007**

SUPPL

Subject: 1. Notification of the Acquisition of an Asset from a Subsidiary
2. Notification of a share-purchase agreement for Capital OK Co., Ltd.

Date: November 20, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

dw 11/30

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 19, 2007

RECEIVED

SH 106/2007

November 19, 2007

Subject: Notification of the Acquisition of an Asset from a Subsidiary

To: The President
The Stock Exchange of Thailand

We would like to inform you that Shin Corporation Plc. (the "Company") purchased Payment Solution Co., Ltd. ("PS") shares from Capital OK Co., Ltd. ("OK")., the 99.99% subsidiary of the Company. The details are as follows:

Date of transaction	November 19, 2007
Parties involved	Seller : Capital OK Co., Ltd. ("OK") Purchaser : SHIN Corporation Plc. ("the Company")
General details of the Transaction	The Company purchased 99.99% of the total PS ordinary shares held by OK. The Company holds 99.99% of the Seller's total paid-up capital. This transaction is not considered to be a connected transaction or the acquisition and disposition of assets under: *Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Act of Listed Companies Concerning the Connected Transactions, B.E. 2546*; and *Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, B.E. 2547*.
Details of the Transaction	
Company's Name	Payment Solution Co., Ltd. ("PS").
Nature of Business	Electronic cash card and Prepaid card business.
Registered and paid-up capital	55,000,000 shares at par value of Baht 10 per share totaling Baht 550,000,000.
Number of purchase shares	54,999,993 shares representing 99.99% of PS's registered and paid-up capital.
Total value of the Transaction	Baht 0.18 per share, which is mutually agreed between the Purchaser and Seller. The price is based on the *Adjusted Book Value* approach.
Shareholding structure in PS before the transaction	1. Capital OK Co., Ltd. 99.99% 2. Minority shareholders - 6 persons holding 7 shares or 0.01%
Portion of SHIN's shareholding in PS after the transaction	1. Shin Corporation Plc. 99.99% 2. Minority shareholders - 6 persons holding 7 shares or 0.01%
Name of Directors before the transaction	1. Mr. Arak Chonlatanon 2. Mrs. Suwimol Kawnkoon 3. Mr. Anek Pana-Apichon

Total Value of the Transaction	Baht 10 million, as mutually agreed between the Seller and the Purchaser and the transaction was in line with the conditions set out in the Memorandum of Understanding (MOU) between the Company and ACAP Advisory Plc. ("ACAP") and ORIX Corporation ("ORIX") or a subsidiary of ORIX which the purchase of PS shares by the Company have to be completed prior to the sales of OK shares to ACAP and ORIX
Value of Asset Acquisition	Book value of PS as of September 2007 before adjusted was Baht 104.8 million.
Valuation basis of the transaction	The price is based on the Adjusted Book Value approach and mutually agreed between the Seller and the Purchaser and the transaction was in line with the conditions set out in the Memorandum of Understanding (MOU) between the Company and ACAP and ORIX or a subsidiary of ORIX which the purchase of PS shares by the Company have to be completed prior to the sales of OK shares to ACAP and ORIX
Other conditions	However, as the value of OK shares which will be sold to ACAP and ORIX does not include the cash value that OK will receive from its sale of PS shares, ACAP and ORIX will return this to SHIN in the amount of approximately Baht 10 million.

Summary Translation Letter
To the Stock Exchange of Thailand
November 20, 2007

SH 107/2007

November 20, 2007

Subject: Notification of a share-purchase agreement for Capital OK Co., Ltd.

To: The President
The Stock Exchange of Thailand

We would like to inform you that today Shin Corporation Plc. ("SHIN") signed a share-purchase agreement with ACAP Advisory Plc. ("ACAP") and ORIX Corporation ("ORIX") to sell 99.99% of the total paid-up shares of Capital OK Co., Ltd. ("OK"), held by SHIN to ACAP and ORIX. The key conditions of the agreement are as follows:

Number of shares sold	74,999,994 shares representing 99.99% of OK's registered and paid-up capital.
Total value of the transaction	Baht 290 million for the shares or Baht 990 million if the value of the loan granted to OK by SHIN amounting to Baht 700 million ("Loan") is included.
Shareholding structure of OK before the Transaction	SHIN Corporation Plc. 99.99%.
Shareholding structure of OK after the transaction	1. ACAP Advisory Plc 50.99% 2. ORIX Corporation or its subsidiary 49.00%
Date of Transaction	SHIN expects to receive cash totaling Baht 990 million from the share purchase and the repayment of the Loan transaction and transfer the shares on no later than December 14, 2007.
Other conditions	The parties have the obligations to practice according to share purchase agreement and the purchasers are responsible for securing source of funding to repay the Loan to SHIN. If the purchasers are unable to find a source of funding in time as described above, this transaction will be cancelled.

We will keep the SET informed on the progress of this transaction.

END